Exh. 99.1
Orion Engineered Carbons Announces Signing of Consent Decree With EPA

Luxembourg – December 26, 2017 – Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced that on December 22, 2017, a consent decree between Orion Engineered Carbons LLC (“Orion”) and the U.S. Environmental Protection Agency (the “EPA”), as well as the Louisiana Department of Environmental Quality, was lodged in the U.S. District Court for the Western District of Louisiana. Once the consent decree is entered by the court, it will resolve the EPA’s claims against Orion that were a part of the EPA’s National Enforcement Initiative brought against all U.S. carbon black producers. In this action EPA alleged certain violations of the U.S. Clean Air Act, in particular concerning past failures to obtain PSD and Title V permits and implement Best Available Control Technology (BACT).

With Orion as one of the two remaining carbon black companies signing consent decrees, all five U.S. carbon black producers have settled with the U.S. government. Under its consent decree, Orion will further upgrade its pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at its four U.S. carbon black manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). Orion estimates that the capital expenditures for these upgrades, to be incurred over approximately six years, are $110-140 million.

Orion also agreed to pay a civil penalty of $800,000 and to perform environmental mitigation projects totaling $550,000. The penalty and mitigation project costs are in line with the respective reserves already established by the company for this purpose. As previously disclosed, except for certain allegations by the EPA in 2016 relating to Orion’s facility in Orange, Texas, all claims made by the EPA relate to actions that occurred before Orion assumed control over its four U.S. carbon black manufacturing facilities. The facilities were acquired by Orion from a subsidiary of Evonik Industries AG in 2011. Orion’s agreement with Evonik in connection with the acquisition provides for a partial indemnity against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011.

“We have worked hard to find a solution to this matter which has been a focus for our company since the beginning of Orion group. After several years of review and analysis, we believe this settlement provides the best outcome for all parties. We will be pleased to see this part of the story come to a close so that we can begin implementing the actions necessary to ensure a sustainable supply of U.S. produced carbon black for our customers,” said Orion’s CEO, Jack Clem.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,457 employees worldwide. For more information please visit our website www.orioncarbons.com.

Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com